Exhibit 99.2

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES MAJOR STRATEGIC ENTRY INTO VENEZUELA

GIANT-SCALE BROWNFIELD ACQUISITION WITH EXISTING INFRASTRUCTURE AND DECADES-LONG PRODUCTION UPSIDE

OPERATING UNDER NEW CPP FRAMEWORK IN VENEZUELA EXPECTED TO SIGNIFICANTLY CONTRIBUTE TO ENERGY SECTOR REACTIVATION

GRUPO GILINSKI TO BECOME CONTROLLING SHAREHOLDER, WITH IMMEDIATE VALUE UPLIFT AND OPTIONALITY FOR GEOPARK SHAREHOLDERS

Bogota, Colombia – September 2, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with more than 20 years of successful operations across Latin America, announces its strategic entry into Venezuela through the Bare Block, a large-scale producing heavy oil asset located in the Orinoco Heavy Oil Belt, one of the world’s largest hydrocarbon accumulations.

Bare represents a large-scale brownfield redevelopment opportunity with a long operating history, supported by existing production, installed infrastructure and substantial remaining recovery potential that can significantly enhance GeoPark’s long-term value creation. GeoPark believes Bare’s redevelopment can contribute to Venezuela’s energy sector reactivation and broader economic rebuilding efforts. Through increased investment, production acceleration, infrastructure rehabilitation and long-term reserves growth, GeoPark expects to demonstrate a long-term commitment to Venezuela.

The Bare opportunity was led by Grupo Gilinski, whose strategic presence in Venezuela was instrumental in securing a 25-year Production Participation Contract (“CPP”) framework with PDVSA Petróleo S.A. (“PPSA”). The transaction was financed with GeoPark equity to preserve its financial strength and cash position and is expected to result in Grupo Gilinski indirectly acquiring control of GeoPark. The Board believes the terms provide immediate material value accretion to GeoPark shareholders: GeoPark shares will be issued to Grupo Gilinski at a premium, and a tender offer mechanism will provide shareholders with a liquidity opportunity. The transaction will also allow GeoPark to enter the Venezuelan market.

Strategic Entry into a Legacy Brownfield Asset

The Bare opportunity represents a transformational step in GeoPark’s long-term regional strategy, alongside existing key positions in Colombia and Argentina, by offering early exposure to Venezuela at a point of renewed momentum in the country’s oil sector. The incorporation of Bare and higher production at Vaca Muerta in Argentina is expected to potentially increase GeoPark’s production to 75-85 kboepd by 2030, approximately 2.7x current production levels.

Key asset attributes include:

●	Approximately 15.7 billion barrels of original oil in place (“OOIP”)
●	More than 700 million barrels of cumulative historical production, reaching levels of 100,000+ bopd
●	Approximately 1,100 existing wells
●	Current gross production of approximately 11,000 bopd with peak potential of 85,000-95,000 bopd
●	More than 10 years of potential plateau production at 55,000–62,000 bopd net to GeoPark
●	The redevelopment plan agreed under the CPP contemplates cumulative net production of ~400 million barrels for GeoPark, increasing the field recovery factor from 4-5% to a range of 8–9%, with significant remaining production potential yet to be captured

GeoPark brings to Bare a distinctive combination of heavy oil operating track record in complex environments, deep technical expertise in mature Latin American basins, existing talent with relevant Venezuela experience, and a proven track record of disciplined capital allocation. The asset’s existing well inventory and installed infrastructure coupled with GeoPark’s extensive reservoir knowledge provide the foundation for a phased redevelopment approach. GeoPark’s technical assumptions have been validated through various field visits and direct engagement with PPSA, providing a strong basis for the redevelopment plan.

Potential sources of additional value include:

●	Acceleration of field recovery rates beyond base-case assumptions if Venezuela’s operational environment improves
●	Upward re-rating of Venezuela country risk if the country’s energy sector reactivation gains traction, positively impacting the investment
●	Resource additions beyond the independently assessed base case, given the substantial underdeveloped OOIP and low current recovery factor of approximately 4–5%

GeoPark believes the Venezuela opportunity complements its long-term regional strategy by adding large-scale long-duration reserves, meaningful production growth and enhanced EBITDA generation to its existing Colombia and Argentina platforms.

CPP Framework

The CPP framework is the contractual structure through which the Bare redevelopment will be advanced with PPSA under the framework established by Venezuela’s Organic Hydrocarbons Law1 and its recently issued regulations. Under the CPP, GeoPark, as operator, will fund 100% of capital expenditures under approved work programs and hold a 65% net working interest. The operator holds the rights to directly commercialize and monetize hydrocarbons, access critical infrastructure, operational control provisions, economic rebalancing mechanisms and compensation protections designed to mitigate operational disruptions.

The CPP effective date remains subject to applicable approvals, authorizations, regulatory requirements and sanctions-related compliance requirements (estimated maximum period of 120 days).

GeoPark has access to approximately US$700 million of liquidity and committed/negotiated financing sources, including approximately US$310 million of cash on hand, providing a strong foundation to support the progressive development and investment profile of the Bare opportunity alongside the ongoing growth activity in Colombia and Vaca Muerta.

Transaction Structure, Valuation and Change of Control

The exchange terms between GeoPark and Grupo Gilinski incorporate Venezuela-specific country risk, conservative redevelopment assumptions and the long-term value potential of the asset. The transaction is structured to provide GeoPark shareholders with immediate value uplift, while preserving exposure to long-term upside.

The transaction structure includes an initial 5% GeoPark participation in the CPP holding company (“CPP Holdco2”), followed by the acquisition of the remaining 95% interest in the CPP Holdco in exchange for a base consideration of 42.1 million GeoPark shares issued to a member entity of Grupo Gilinski (subject to an upward adjustment mechanism tied to potential improvements in the project’s contractual conditions

1 Reglamento de la Ley Orgánica de Hidrocarburos, Decree No. 5,381, published in Gaceta Oficial Extraordinaria No. 7,052 on July 7, 2026.

2 The CPP Holdco refers to Energy Assets International S.A, a Panama company, who holds indirect control of Beta Resources (V), C.A., a company incorporated in Venezuela, who executed the CPP.

prior to closing as described below). GeoPark is acquiring Grupo Gilinski’s 95% interest in CPP Holdco, issuing shares at US$12.22 per share, implying a 26% premium to the Company’s US$9.67 30-day VWAP reference price3. The agreed exchange terms, including the share issuance premium, represent approximately US$160 million, equivalent to US$1.5 per share of immediate value accretion to GeoPark shareholders.

The implied issuance price of US$12.22 per share provides immediate value recognition for shareholders, representing premiums of approximately 26%, 23% and 25% to the 30-day VWAP3, 60-day VWAP3 and 90-day VWAP3, respectively. In addition, the transaction compares favorably with major recent Colombia and regional M&A transaction benchmarks, with implied valuation metrics of 4.1x EV/EBITDA and US$40.3k per flowing barrel4.

Upon completion of the share issuance, Grupo Gilinski is expected to hold approximately 56.3% of GeoPark’s outstanding common shares, becoming the Company’s controlling shareholder. The exchange terms include an adjustment mechanism tied to potential improvements in the project’s contractual conditions prior to closing, under which Grupo Gilinski may receive up to approximately 5.4 million additional GeoPark shares, potentially increasing its ownership percentage to approximately 58.4%.

The agreed structure also includes a tender offer mechanism to be launched by Grupo Gilinski, providing a liquidity alternative for shareholders who may prefer not to participate in GeoPark’s next phase of growth. The tender offer is expected to be made at US$12.22 per share, with a total size of US$100 million, implying a pro-rata payment equivalent to US$2.1 per share to GeoPark shareholders5.

The transaction was approved by GeoPark’s Board of Directors. Gabriel Gilinski, Dorita Gilinski and Camilo Martinez, directors nominated by Grupo Gilinski, were recused from the Board’s deliberations and approval process, did not receive Board materials related to the transaction and did not participate in the vote. The Board considered the expected change of control in the context of the scale, quality and strategic relevance of the Bare opportunity, the independently assessed valuation framework and the overall terms negotiated for GeoPark shareholders.

From a governance perspective, GeoPark will continue to operate as a NYSE-listed company with a majority independent Board, applicable committee structures and related-party transaction protections.

The transaction terms were reviewed through an independent valuation and fairness opinion process. BTG Pactual acted as exclusive financial advisor to GeoPark and delivered a fairness opinion; PwC served as tax advisor to GeoPark; and Cleary Gottlieb and Baker McKenzie served as legal counsels to GeoPark.

3 Using August 21st, 2026 as reference date for the calculation of the VWAP (Volume-Weighted Average Price).

4 GeoPark reference multiples as of August 21st, 2026, based on 2025 EBITDA of US$277mm and 2025 average daily production of 28,233 boepd.

5 Pro-rata value per GeoPark share, calculated as the US$100 million aggregate tender offer consideration divided by the total number of GeoPark shares outstanding, excluding shares held by Grupo Gilinski.

Key Deal Metrics and Proforma Information

US$70-80/bbl Brent	2027E	2028E	2029 – 2030E
Bare Block Gross Production (bopd)	18,000 – 20,000	31,000 – 33,000	44,000 – 56,000
Bare Block Net Production (bopd)	8,000 – 10,000	20,000 – 22,000	28,000 – 37,000
Bare Block Net Adjusted EBITDA (US$mm)[6]	40 – 70	220 – 310	400 – 630
GeoPark Proforma Net Production (boepd)	40,000 – 44,000	64,000 – 68,000	70,000 – 83,000
GeoPark Proforma Adjusted EBITDA (US$mm)	380 – 460	735 – 920	925 – 1,300
GeoPark Proforma Capital Expenditure (US$mm)	325 – 365	435 – 485	335 – 395
GeoPark Proforma Net Debt to EBITDA (x)	1.2 – 1.6	0.5 – 0.9	0.0 – 0.5

Offer Multiples	Initial Ramp Up Period (Avg. 2027 - 2029)	Full Life Cycle (Avg. 2030 - 2051)	GeoPark Trading Multiples[7]
Offer Value / EBITDA[8]	2.1x	0.7x	3.5x
Offer Value / Flowing Barrel	US$27.8k/bbl	US$11.7k/bbl	US$34.7k/bbl

GeoPark Implied Multiples[7]	US$12.22/Sh.	Spot
EV / EBITDA	4.1x	3.5x
EV / 1P Reserves	US$16.5/bbl	US$14.2/bbl
EV / 2P Reserves	US$9.4/bbl	US$8.1/bbl
EV / Flowing Barrel	US$40.3k/bbl	US$34.7k/bbl

Grupo Gilinski’s Commentary

Jaime Gilinski, Chairman of Grupo Gilinski, said: “We believe in Venezuela’s potential and in GeoPark’s ability to develop Bare responsibly. We are proud to join the Company’s growth in the country.”

GeoPark’s CEO Commentary

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Venezuela’s energy sector reactivation represents one of Latin America’s most important industrial opportunities. The Bare Block offers massive scale, existing infrastructure, production history, and material redevelopment potential in one of the world’s largest hydrocarbon basins. GeoPark is well positioned to pursue this opportunity responsibly, combining brownfield expertise, regional operating experience and capital discipline. We are grateful for the trust placed in us by our Venezuelan counterparts and look forward to delivering sustainable long-term value for Venezuela, our partners and the local communities where we will be operating. We believe the transaction further strengthens GeoPark’s long-term growth outlook, renews the portfolio at attractive valuation metrics and creates meaningful shareholder value, while also providing liquidity optionality as Grupo Gilinski becomes the Company’s controlling shareholder.”

6 Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events. The Company is unable to present a quantitative reconciliation of the target Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since net debt and net debt to EBITDA leverage ratio are calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the target net debt and net debt to EBITDA leverage ratio.

7 GeoPark reference multiples as of August 21st, 2026, based on 2025 EBITDA of US$277mm and 2025 average daily production of 28,233 boepd.

8 Bare EBITDA at Brent US$ 75/bbl.

Bare Block Location Map

Caracas
Oficina Central
Ostra
Oveja
Yopales Central
Yopales Sur
Olecs
Melones
Melones Central
Arecuna
Bare
Ayacucho 1
Pilar
Ayacucho 4
Ayacucho 5
Ayacucho 2
Ayacucho 6
Junin 13
BOYACÁ
JUNÍN
AYACUCHO
CARABOBO
ORINOCO HEAVY-OIL BELT
BARE

Conference Call Information

GeoPark will host a conference call on Tuesday, September 8, 2026 at 9:00 am (Eastern Daylight Time) to discuss the transaction and strategic rationale.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/645462449

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 646-307-1963

Global Dial-In Numbers:

https://registrations.events/directory/international/itfs.html

Passcode: 1109445

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation.

This press release contains certain oil and gas metrics, including operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, expected impact of the transaction on the Venezuelan energy sector, emission reduction goals, production, production growth, Adjusted EBITDA, capital expenditures, value creation and other operating and financial performance, including expected free cash flow and shareholder returns, dividends and buybacks forecasts, timing, method and amount of share repurchases, operating netback, future opportunities, our deleveraging process and interest payment reductions, dividends or other distributions, capital return yield, etc. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.